UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-12477
THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
(Full title and address of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

The Retirement and Savings Plan for
Amgen Manufacturing, Limited
Audited Financial Statements
and Supplemental Schedules
Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
Amgen Manufacturing, Limited, as Named Fiduciary, and the Plan Participants
     of The Retirement and Savings Plan for Amgen Manufacturing, Limited
We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010 and assets (acquired and disposed of within year) for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
San Juan, Puerto Rico
June 23, 2011

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments at fair value	$139,999,897	$110,477,580
Notes receivable from participants	12,248,971	9,963,985
Other - principally due from broker	158,686	263,753

Total assets	152,407,554	120,705,318

Liabilities
Other - principally due to broker	150,506	215,831

Net assets reflecting investments at fair value	152,257,048	120,489,487

Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(266,989)	(16,333)

Net assets available for benefits	$151,990,059	$120,473,154

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2010	2009
Additions to (deductions from) net assets:
Employer contributions	$11,138,501	$11,327,502
Participant contributions	7,616,456	7,637,569
Rollover contributions	65,636	68,710
Interest and dividend income	873,815	893,092
Net realized/unrealized gains	14,062,319	17,188,943
Interest income on notes receivable from participants	576,795	601,961
Benefits paid	(2,816,617)	(2,980,500)

Net increase	31,516,905	34,737,277

Net assets available for benefits at beginning of year	120,473,154	85,735,877

Net assets available for benefits at end of year	$151,990,059	$120,473,154

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements
December 31, 2010
1.  Description of the Plan
     The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
     The Plan was established effective January 1, 2002, most recently amended and restated effective January 1, 2006 and subsequently amended, with the most recent amendment adopted on December 4, 2009. The Plan is a defined contribution plan covering substantially all Puerto Rico resident employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan, as amended, is intended to qualify under sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended (the PR Code) (see Note 5, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
     Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions and after-tax contributions or a combination of these types of contributions. A participant’s pre-tax contributions are subject to PR Code and Plan limitations and could not exceed $9,000 in 2010 and 2009. Participants may elect to contribute after-tax contributions beginning January 1 of the year following the year the participant was hired. Participant after-tax contributions are subject to PR Code and Plan limitations and could not exceed $1,500 in 2010 and 2009. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their contributions at any time.
     Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional pre-tax contributions, referred to as catch-up contributions, that are subject to PR Code and Plan limitations and could not exceed $1,000 in 2010 and 2009. Participants may also contribute pre-tax and after-tax amounts representing certain distributions from defined benefit or other defined contribution plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan).

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)
1.  Description of the Plan (continued)
Contributions (continued)
     Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 4% of each participant’s eligible compensation (Core Contribution). In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions and, if applicable, as catch-up contributions up to 5% of eligible compensation (Matching Contribution).
     Participants select the investments in which their contributions, including their Core Contributions and Matching Contributions (collectively Company Contributions), are to be invested, electing among various alternatives, including Amgen Inc. common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, no transfers from other investment options can be made to invest in Amgen stock.
     The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.
Vesting
     Participants who are or became eligible employees on or after January 1, 2007 are 100% vested with respect to all of their individual contributions, Company Contributions, and earnings and losses (hereafter referred to as “earnings”) thereon. Participants who are not and do not become eligible employees on or after January 1, 2007 are subject to certain vesting conditions (as defined in the Plan) with regard to Company contributions and related earnings thereon.
Participant Accounts
     Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company Contributions and (b) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)
1.  Description of the Plan (continued)
Plan Investments
     Participants can invest in any of 14 different asset classes as well as Amgen stock or may actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. Each asset class has investments in one or more underlying investment vehicles, including mutual funds, collective trust funds and portfolios which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios are primarily composed of investments in publicly traded common and preferred stocks of domestic and foreign entities.
Payments of Benefits
     Upon termination of employment, including termination due to disability (as defined in the Plan), death or retirement, a participant or the participant’s named beneficiary may elect to receive an amount equal to the value of his or her vested account balance in (a) a single payment in cash, (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash), (c) a single distribution paid in a combination of cash and full shares of Amgen stock, or (d) a rollover distribution to an eligible retirement plan (as defined in the Plan). If a participant dies before receiving the value of his or her vested account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above.
     Subsequent to termination of employment, participants may also elect to maintain their vested account balance in the Plan, provided that their account balance is greater than $1,000.
     Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.
Notes Receivable from Participants
     Subject to certain restrictions, a participant can have outstanding up to two loans at any one time from his or her Plan account up to a combined maximum amount (as defined in the Plan) equal to the lesser of (a) 50% of their vested account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans made prior to January 1, 2006 bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after January 1, 2006

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)
1.  Description of the Plan (continued)
Notes Receivable from Participants (continued)
bear interest at fixed rates based on the prime rate plus one percentage point as published in The Wall Street Journal determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their vested account balances.
Trustee
     Banco Popular de Puerto Rico is the Plan’s trustee.
2.  Summary of Significant Accounting Policies
Basis of Accounting
     The accompanying financial statements are prepared on the accrual basis of accounting.
Fair Value Measurement
     The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)
2.  Summary of Significant Accounting Policies (continued)
Investment Income and Losses
     Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Fully Benefit-Responsive Investment Contracts
     The Plan holds units of collective trust funds that have investments in fully benefit-responsive investment contracts. Such contracts held directly or indirectly by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate qualified transactions related to these investments. The Statements of Net Assets Available for Benefits present these contracts at fair value with an adjustment to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Due from/to Brokers
     Purchases and sales of investments are recorded on a trade-date basis. Due from brokers and due to brokers arise from unsettled sale and purchase transactions as of December 31, 2010 and 2009.
Change in Method of Accounting for Notes Receivable from Participants
     Effective for the year ended December 31, 2010, the Plan adopted a new accounting standard that requires notes receivable from participants to be segregated from Plan investments and measured at their unpaid balance plus any accrued but unpaid interest. As required by this new standard, it has been retrospectively applied to the prior year. The adoption of this new accounting standard did not have any impact on the Plan’s net assets available for benefits.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)
2.  Summary of Significant Accounting Policies (continued)
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Recent Accounting Pronouncements
     Beginning January 1, 2010, the Plan adopted a new accounting standard which requires additional disclosure about the amounts of and reasons for significant transfers between levels of the fair value hierarchy. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for Level 2 and Level 3 measurements. As this new accounting standard only requires enhanced disclosure, its adoption did not impact the Plan’s net assets available for benefits or changes to net assets available for benefits.
     In May 2011, a new accounting standard was issued that amends certain fair value measurement principles, clarifies the application of existing fair value measurement requirements and requires additional disclosures regarding fair value. This new standard is required to be applied prospectively beginning in 2012. The Company is currently evaluating the effect this new accounting standard will have on the Plan’s financial statements.
3.  Fair Value Measurements
     The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)
3.  Fair Value Measurements (continued)
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than level 1 inputs;
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
     The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level input that is significant to the overall fair value measurement.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)
3.  Fair Value Measurements (continued)
     The following fair value hierarchy table presents information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2010 using
	Quoted prices
	in active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Amgen stock	$24,251,842	$-	$-	$24,251,842
Cash and cash equivalents	44,099	-	-	44,099
Common and preferred stocks:
International growth	4,992,695	-	-	4,992,695
Large cap growth	15,382,092	-	-	15,382,092
Large cap value	3,239,826	-	-	3,239,826
Small-mid cap growth	1,403,088	-	-	1,403,088
Small-mid cap value	12,262,396	-	-	12,262,396
Other	299,735	-	-	299,735
Mutual funds:
High yield debt	2,473,085	-	-	2,473,085
Inflation indexed debt	548,925	-	-	548,925
International value	6,552,760	-	-	6,552,760
Real estate investment trust index	3,267,250	-	-	3,267,250
Collective trust funds:
Capital preservation	-	12,402,835	-	12,402,835
Emerging markets equity	-	5,429,356	-	5,429,356
Fixed income	-	7,186,707	-	7,186,707
Inflation indexed debt	-	51,259	-	51,259
International	-	1,191,104	-	1,191,104
Large cap growth	-	1,217,724	-	1,217,724
Large cap index	-	28,271,425	-	28,271,425
Large cap value	-	281,671	-	281,671
Small-mid cap growth	-	93,814	-	93,814
Small-mid cap index	-	5,366,964	-	5,366,964
Small-mid cap value	-	1,383,843	-	1,383,843
Short term investments	-	2,405,402	-	2,405,402

	$74,717,793	$65,282,104	$-	$139,999,897

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)
3.  Fair Value Measurements (continued)

	Fair value measurements at December 31, 2009 using
	Quoted prices
	in active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Amgen stock	$24,454,206	$-	$-	$24,454,206
Cash and cash equivalents	115,481	-	-	115,481
Common and preferred stocks:
Growth	16,545,699	-	-	16,545,699
Value	11,251,726	-	-	11,251,726
Other	236,841	141,545	-	378,386
Mutual funds:
Fixed income	2,151,872	-	-	2,151,872
Value	4,392,212	-	-	4,392,212
Other	2,268,804	-	-	2,268,804
Collective trust funds:
Fixed income	-	16,152,094	-	16,152,094
Growth	-	2,002,548	-	2,002,548
Index	-	25,157,297	-	25,157,297
Value	-	1,635,861	-	1,635,861
Other	-	3,971,394	-	3,971,394

	$61,416,841	$49,060,739	$-	$110,477,580

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)
3.  Fair Value Measurements (continued)
     The fair value of common stocks (including Amgen stock), preferred stocks and mutual funds are valued using quoted market prices in active markets with no valuation adjustment. Common and preferred stocks traded in markets that are not considered active are valued using broker or dealer quotations.
     Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers. The unit values are based on the fair values of the trusts’ underlying assets, which are principally equity and fixed income securities and short-term investments. The investment strategies of the Plan’s collective trust funds vary generally based on the investment objectives of the asset class of which they are a part. Such investment strategies include investments in fixed income securities and investments in equity securities for growth and value objectives as well as to replicate domestic and international market indexes and to invest in emerging markets. There are no material redemption restrictions on any of these investments.
4. Investments
     The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2010 and 2009 are as follows:

	December 31
	2010	2009
Blackrock Equity Index Fund F – Collective trust fund	$25,936,414	$19,383,462
Amgen stock	24,251,842	24,454,206
Wells Fargo Stable Return Fund G – Collective trust fund	12,402,835	10,284,540

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)
4.  Investments (continued)
     During the years ended December 31, 2010 and 2009, net realized and unrealized gains/(losses) on the Plan’s investments were as follows:

	Year Ended December 31
	2010	2009
Amgen stock	$(733,540)	$(402,123)
Common and preferred stocks	6,231,488	6,945,129
Mutual funds	1,738,071	2,834,718
Collective trust funds	6,811,252	7,809,583
Other	15,048	1,636

	$14,062,319	$17,188,943

5.  Income Tax Status
     The Plan received a determination letter from the Puerto Rico Treasury Department (PRTD), dated June 22, 2007 and with an effective date of January 1, 2006, stating that the Plan is qualified, in form, under the PR Code and, therefore, the related trust forming a part of the Plan is exempt from taxation. Subsequent to this determination by the PRTD, the Plan was amended. Subsequent amendments have been structured and are intended to maintain the Plan’s tax qualified status. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification. The Company believes the Plan is currently being operated in compliance with the applicable requirements of the PR Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
     Accounting principles generally accepted in the United States require the Company to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination. As of December 31, 2010, no uncertain tax positions have been taken or are expected to be taken, and no amounts related to uncertain tax positions have been recorded in the Plan’s financial statements. The Plan is subject to audits by the PRTD, however there are currently no audits for any periods in progress. The Company believes the Plan is no longer subject to PRTD examinations with respect to annual reports for years prior to 2006.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)
6.  Services Provided by the Company
     During 2010 and 2009, the Company has paid trustee fees and certain other administrative costs on behalf of the Plan.
7.  Reconciliation of Financial Statements to Form 5500
     The reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2010 and 2009 consisted of the following:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$151,990,059	$120,473,154
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	266,989	16,333
Amounts allocated to withdrawing participants	(21,374)	(16,711)
Deemed loans	(96,970)	(14,370)

Net assets per the Form 5500	$152,138,704	$120,458,406

     For the year ended December 31, 2010, the following is a reconciliation of the net investment income per the financial statements to the Form 5500:

Year Ended
December 31
2010
Interest and dividend income	$873,815
Net realized/unrealized gains	14,062,319

Total net investment income per the financial statements	14,936,134
Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts:
Less prior year adjustment	(16,333)
Add current year adjustment	266,989

Total net investment income per the Form 5500	$15,186,790

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)
7. Reconciliation of Financial Statements to Form 5500 (continued)
     For the year ended December 31, 2010, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Year Ended
December 31
2010
Total distributions per the financial statements	$2,816,617
Less prior year amounts allocated to withdrawing participants	(16,711)
Add current year amounts allocated to withdrawing participants	21,374
Less prior year deemed loan balance	(14,370)
Add current year deemed loan balance	96,970

Total distributions per the Form 5500	$2,903,880

Supplemental Schedule
The Retirement and Savings Plan for Amgen Manufacturing, Limited
EIN: 98-0210484 Plan: #001
December 31, 2010
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value

Amgen stock*	Employer Securities 441,746 shares		$24,251,842

Capital Preservation Asset Class:
Wells Fargo Stable Return Fund G	Common Collective Trust 253,745 units	12,402,835
Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 795,149 units	795,149

Total Capital Preservation Asset Class			13,197,984

Emerging Markets Equity Asset Class:
JP Morgan Emerging Markets Equity Focus Fund	Common Collective Trust 91,181 units	5,010,421
Northern Trust Collective MSCI Emerging Markets Fund - Non-Lending*	Common Collective Trust 2,572 units	418,935

Total Emerging Markets Equity Asset Class			5,429,356

Fixed Income Asset Class:
JP Morgan Core Bond Fund	Common Collective Trust 456,261 units	6,519,974
Northern Trust Collective Aggregate Bond Index Fund - Non-Lending*	Common Collective Trust 5,909 units	666,733

Total Fixed Income Asset Class			7,186,707

High Yield Asset Class:
Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 255,075 units	255,075
Blackrock High Yield Bond Fund*	Mutual Fund 322,436 units	2,473,085

Total High Yield Asset Class			2,728,160

Inflation Protection Asset Class:
Vanguard Inflation Protected Fund	Mutual Fund 21,493 units	548,924
Northern Trust Collective TIPS Index Fund - Non-Lending*	Common Collective Trust 443 units	51,259

Total Inflation Protection Asset Class			600,183

International Equity Value Asset Class:
Northern Trust Collective EAFE Index Fund - Non- Lending*	Common Collective Trust 1,762 units	372,865
Dodge & Cox International Fund	Mutual Fund 183,499 units	6,552,760

Total International Equity Value Asset Class			6,925,625

International Growth Asset Class:
Northern Trust Collective EAFE Index Fund - Non- Lending*	Common Collective Trust 3,867 units	818,239
BHP Billiton PLC	Common Stock 4,370 shares	174,537
Rio Tinto	Common Stock 2,205 shares	154,886
British American Tobacco	Common Stock 3,278 shares	126,432
Novo-Nordisk AS DKK1 Series B	Common Stock 1,020 shares	115,499
Lanxess AG	Common Stock 1,440 shares	114,171

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Komatsu	Common Stock 3,700 shares	112,088
UBS AG	Common Stock 6,493 shares	106,928
CNOOC Ltd.	Common Stock 44,000 shares	104,373
Anheuser-Busch Inbev NV	Common Stock 1,718 shares	98,645
Swatch Group	Common Stock 220 shares	98,376
Scheider Electric	Common Stock 650 shares	97,665
Volvo AB Series B	Common Stock 5,505 shares	97,034
Hitachi	Common Stock 17,000 shares	90,759
Centrica	Common Stock 17,420 shares	90,439
Magna International Inc.	Common Stock 1,720 shares	89,440
Banpu Public Company	Common Stock 3,000 shares	78,819
Atlas Copco AB Series A	Common Stock 3,120 shares	78,756
Tata Motors Ltd.	Common Stock 2,680 shares	78,631
Fuji Heavy Industries	Common Stock 10,000 shares	77,677
Assa Abloy Series B	Common Stock 2,755 shares	77,656
Enbridge Inc.	Common Stock 1,360 shares	77,016
Fanuc Ltd.	Common Stock 500 shares	76,876
WPP PLC	Common Stock 6,170 shares	76,266
Swire Pacific	Common Stock 4,500 shares	73,981
Barrick Gold Corporation	Common Stock 1,370 shares	72,857
Ping An Insurance Group H	Common Stock 6,500 shares	72,662
Anglo American	Common Stock 1,390 shares	72,589
Hongkong Land Holding	Common Stock 10,000 shares	72,200
Exor Spa	Common Stock 2,160 shares	71,516
Arm Holdings	Common Stock 10,790 shares	71,510
Swedbank AB Series A	Common Stock 5,110 shares	71,297
DnB NOR ASA	Common Stock 5,047 shares	71,114
BASF SE	Common Stock 874 shares	69,999
Nestle SA	Common Stock 1,190 shares	69,899
SMC Corporation	Common Stock 400 shares	68,602
Isuzu Motors	Common Stock 15,000 shares	68,245
Iluka Resources	Common Stock 7,260 shares	68,019
Weir Group	Common Stock 2,320 shares	64,655
Stora Enso Oyj Series R	Common Stock 6,250 shares	64,436
Petrofac	Common Stock 2,570 shares	63,856
Royal Dutch Shell A	Common Stock 1,880 shares	62,372
Banco Bradesco SA	Preferred Stock 3,079 shares	60,560
China Construction Bank H	Common Stock 67,000 shares	60,073
Singapore Airlines	Common Stock 5,000 shares	59,717
Sampo Oyj Series A	Common Stock 2,170 shares	58,369
Arkema Eur10	Common Stock 800 shares	57,815
Oriental Land Company Ltd.	Common Stock 600 shares	55,632
Credicorp Ltd.	Common Stock 465 shares	55,293
Lojas Renner SA	Common Stock 1,600 shares	54,361
Pacific Rubiales	Common Stock 1,590 shares	54,005

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Oz Minerals Ltd.	Common Stock 29,210 shares	51,500
Tele2 AB Series B	Common Stock 2,460 shares	51,082
ST Microelectronics	Common Stock 4,600 shares	47,758
Canadian National Railways	Common Stock 712 shares	47,543
Check Point Software Technologies	Common Stock 1,010 shares	46,723
DeNA Company Ltd.	Common Stock 1,300 shares	46,675
Yangzijiang Shipbu	Common Stock 31,000 shares	46,220
P.T. Astra International	Common Stock 7,500 shares	45,408
CP ALL PLC	Common Stock 34,800 shares	45,311
Sandvik AB	Common Stock 2,295 shares	44,754
Aggreko	Common Stock 1,910 shares	44,318
Wynn Macau Ltd.	Common Stock 19,600 shares	43,871
Wacker Chemie	Common Stock 235 shares	41,174
Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 39,518 units	39,518
China Yurun Food Group Ltd.	Common Stock 11,900 shares	39,112
Unicharm Corporation	Common Stock 900 shares	35,842
HSBC Holdings	Common Stock 3,480 shares	35,475
Sanrio Company Ltd.	Common Stock 1,500 shares	35,195
Zeon Corporation	Common Stock 4,000 shares	33,537
Dassault Systems	Common Stock 430 shares	32,547
ICL-Israel Chemicals	Common Stock 1,850 shares	31,776
Sina Corporation	Common Stock 460 shares	31,657
Gran Tierra Energy	Common Stock 3,100 shares	25,239
United Laboratories	Common Stock 12,000 shares	24,637
Air China Ltd. H	Common Stock 6,000 shares	6,738
Cash	Cash and Short Term Investments	640

Total International Growth Asset Class			5,851,092

Large Cap Growth Asset Class:
Northern Trust Collective Russell 1000 Growth Index Fund - Non-Lending*	Common Collective Trust 7,763 units	1,217,724
Apple Inc.	Common Stock 1,228 shares	886,395
Amazon.Com Inc.	Common Stock 1,256 shares	452,880
Google Inc. Class A	Common Stock 313 shares	447,259
Ford Motor Company	Common Stock 11,991 shares	333,970
Cummins Inc.	Common Stock 1,987 shares	333,000
Netapp Inc.	Common Stock 3,600 shares	328,111
Deere & Company	Common Stock 2,203 shares	315,009
Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 161,807 units	300,586
American Express Company	Common Stock 3,311 shares	279,881
Cognizant Technology Solutions Corporation Class A	Common Stock 3,126 shares	276,743
Cisco Systems Inc.	Common Stock 4,120 shares	275,518
Precision Castparts Corporation	Common Stock 1,204 shares	274,801
priceline.com Inc.	Common Stock 558 shares	266,899

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

F5 Networks Inc.	Common Stock 1,719 shares	245,872
Qualcomm Inc.	Common Stock 2,628 shares	242,897
Allergan Inc.	Common Stock 1,866 shares	238,010
Oracle Corporation	Common Stock 4,610 shares	236,628
VMware Inc.	Common Stock 1,810 shares	225,831
Salesforce.com Inc.	Common Stock 1,689 shares	222,948
Coca-Cola Company	Common Stock 1,620 shares	217,774
FMC Technologies Inc.	Common Stock 2,367 shares	210,450
National Oilwell Varco	Common Stock 2,008 shares	190,856
Schlumberger Ltd.	Common Stock 1,320 shares	188,710
Estee Lauder Companies Inc. Class A	Common Stock 2,310 shares	186,417
Jones Lang LaSalle Inc.	Common Stock 2,076 shares	174,218
Eaton Corporation	Common Stock 1,681 shares	170,638
General Motors Company	Common Stock 4,520 shares	166,607
EMC Corporation	Common Stock 4,190 shares	158,926
Perrigo Company	Common Stock 2,497 shares	158,135
Occidental Petroleum Corporation	Common Stock 990 shares	157,941
Dollar Tree Inc.	Common Stock 2,581 shares	144,742
American Tower Corporation Class A	Common Stock 1,630 shares	144,592
Chipotle Mexican Grill Inc.	Common Stock 635 shares	135,039
Netflix Inc.	Common Stock 810 shares	131,072
Broadcom Corporation Class A	Common Stock 1,450 shares	122,811
Halliburton Company	Common Stock 2,860 shares	116,774
Discovery Communications Inc.	Common Stock 2,774 shares	115,676
Costco Wholesale Corporation	Common Stock 830 shares	115,536
Agilent Technologies Inc.	Common Stock 1,870 shares	113,518
Red Hat Inc.	Common Stock 2,479 shares	113,166
Emerson Electric Company	Common Stock 1,060 shares	110,910
Microsoft Corporation	Common Stock 3,900 shares	108,888
Freeport-McMoRan Copper & Gold Inc.	Common Stock 470 shares	108,081
FedEx Corporation	Common Stock 1,160 shares	107,892
Varian Medical Systems Inc.	Common Stock 960 shares	103,920
McDonald’s Corporation	Common Stock 670 shares	102,091
Alexion Pharmaceuticals Inc.	Common Stock 809 shares	91,746
Marriott International Inc.	Common Stock 2,170 shares	90,142
T Rowe Price Group Inc.	Common Stock 1,340 shares	86,484
Hewlett-Packard Company	Common Stock 2,050 shares	86,305
Intuit Inc.	Common Stock 1,200 shares	86,275
Paccar Inc.	Common Stock 1,480 shares	84,982
Acme Packet Inc.	Common Stock 1,574 shares	83,674
Target Corporation	Common Stock 1,370 shares	82,378
Juniper Networks Inc.	Common Stock 2,180 shares	80,486
Check Point Software Technologies	Common Stock 1,710 shares	79,105
International Business Machines Corporation	Common Stock 530 shares	77,783
Flowserve Corporation	Common Stock 650 shares	77,493

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Mylan Inc.	Common Stock 3,606 shares	76,195
Celgene Corporation	Common Stock 1,280 shares	75,699
Walt Disney Company	Common Stock 1,960 shares	73,520
Cree Inc.	Common Stock 1,105 shares	72,808
EQT Corporation	Common Stock 1,610 shares	72,192
AmerisourceBergen Corporation	Common Stock 2,110 shares	71,993
Autodesk Inc.	Common Stock 1,850 shares	70,670
IntercontinentalExchange, Inc.	Common Stock 590 shares	70,299
Rovi Corporation	Common Stock 1,130 shares	70,071
Nike Inc. Class B	Common Stock 810 shares	69,190
Wells Fargo & Company	Common Stock 2,230 shares	69,108
Anheuser-Busch Inbev NV	Common Stock 1,210 shares	69,079
Philip Morris International Inc.	Common Stock 1,160 shares	67,895
KLA-Tencor Corporation	Common Stock 1,720 shares	66,461
Scripps Networks Interactive Inc. Class A	Common Stock 1,280 shares	66,240
International Paper Company	Common Stock 2,430 shares	66,193
Mosaic Company	Common Stock 850 shares	64,906
Intel Corporation	Common Stock 3,080 shares	64,772
Concho Resources Inc.	Common Stock 730 shares	63,999
Cliffs Natural Resources Inc.	Common Stock 820 shares	63,968
Praxair Inc.	Common Stock 670 shares	63,965
W.W. Grainger Inc.	Common Stock 460 shares	63,531
Peabody Energy Corporation	Common Stock 990 shares	63,340
Cardinal Health Inc.	Common Stock 1,630 shares	62,445
United Parcel Service Inc.	Common Stock 860 shares	62,419
MetLife Inc.	Common Stock 1,400 shares	62,216
PPG Industries Inc.	Common Stock 740 shares	62,212
Whole Foods Market Inc.	Common Stock 1,220 shares	61,720
Omnicom Group Inc.	Common Stock 1,340 shares	61,372
Abbott Laboratories	Common Stock 1,280 shares	61,325
Chevron Corporation	Common Stock 670 shares	61,138
Exxon Mobil Corporation	Common Stock 830 shares	60,690
E.I. du Pont de Nemours & Company	Common Stock 1,210 shares	60,355
Goodrich Corporation	Common Stock 680 shares	59,888
Joy Global Inc.	Common Stock 690 shares	59,858
Starbucks Corporation	Common Stock 1,860 shares	59,762
Family Dollar Stores Inc.	Common Stock 1,200 shares	59,652
Johnson Controls Inc.	Common Stock 1,550 shares	59,210
Activision Blizzard Inc.	Common Stock 4,750 shares	59,090
Teradata Corporation	Common Stock 1,430 shares	58,859
Dover Corporation	Common Stock 1,000 shares	58,450
Ametek Inc.	Common Stock 1,485 shares	58,286
Waters Corporation	Common Stock 750 shares	58,283
Mattel Inc.	Common Stock 2,290 shares	58,235
Lazard Ltd. Class A	Common Stock 1,470 shares	58,050

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Hersey Company	Common Stock 1,230 shares	57,995
eBay Inc.	Common Stock 2,040 shares	56,773
Rockwell Automation	Common Stock 790 shares	56,651
Aflac Inc.	Common Stock 1,000 shares	56,430
DIRECTV Class A	Common Stock 1,390 shares	55,503
Wal-Mart Stores Inc.	Common Stock 1,020 shares	55,009
TJX Companies Inc.	Common Stock 1,220 shares	54,156
Colgate-Palmolive Company	Common Stock 660 shares	53,044
Cooper Industries PLC	Common Stock 910 shares	53,044
Visa Inc. Class A	Common Stock 750 shares	52,785
Kohl’s Corporation	Common Stock 970 shares	52,710
McKesson Corporation	Common Stock 740 shares	52,081
Coach Inc.	Common Stock 940 shares	51,991
Marvell Technology Group	Common Stock 2,800 shares	51,940
Goldcorp Inc.	Common Stock 1,110 shares	51,038
Expeditors International of Washington Inc.	Common Stock 910 shares	49,686
Eli Lilly & Company	Common Stock 1,400 shares	49,056
Xerox Corporation	Common Stock 4,160 shares	47,923
Hospira Inc.	Common Stock 850 shares	47,337
Norfolk Southern Corporation	Common Stock 740 shares	46,487
TRW Automotive Holdings Corporation	Common Stock 880 shares	46,376
Express Scripts Inc.	Common Stock 850 shares	45,943
FMC Corporation	Common Stock 570 shares	45,537
Franklin Resources Inc.	Common Stock 400 shares	44,484
Shire PLC	Common Stock 610 shares	44,152
H. J. Heinz	Common Stock 880 shares	43,525
Tiffany & Company	Common Stock 680 shares	42,344
CSX Corporation	Common Stock 640 shares	41,350
Limited Brands	Common Stock 1,320 shares	40,564
Walter Energy Inc.	Common Stock 310 shares	39,630
Teva Pharmaceuticals Industries Ltd.	Common Stock 760 shares	39,619
Noble Energy Inc.	Common Stock 410 shares	35,293
United Continental Holdings Inc.	Common Stock 1,420 shares	33,824
Blackrock Inc.*	Common Stock 150 shares	28,587
Resmed Inc.	Common Stock 800 shares	27,712
Church & Dwight Inc.	Common Stock 400 shares	27,608
Bed Bath & Beyond Inc.	Common Stock 520 shares	25,558
Charles Schwab Corporation	Common Stock 810 shares	13,859

Total Large Cap Growth Asset Class			16,900,402

Large Cap Index Asset Class:
Blackrock Equity Index Fund F*	Common Collective Trust 1,284,617 units	25,936,414
Northern Trust Collective S&P 500 Equity Index Fund*	Common Collective Trust 629 units	2,335,011

Total Large Cap Index Asset Class			28,271,425

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Large Cap Value Asset Class:
Northern Trust Collective Russell 1000 Value Index Fund - Non-Lending *	Common Collective Trust 1,778 units	281,671
JP Morgan Chase & Company	Common Stock 2,112 shares	89,590
General Electric Company	Common Stock 4,877 shares	89,199
Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 87,285 units	87,285
Exxon Mobil Corporation	Common Stock 1,137 shares	83,136
Schlumberger Ltd.	Common Stock 876 shares	73,145
Oracle Corporation	Common Stock 2,216 shares	69,361
Wells Fargo & Company	Common Stock 2,159 shares	66,907
Bank of America Corporation*	Common Stock 4,840 shares	64,566
Comcast Corporation Class A	Common Stock 2,913 shares	63,999
Hess Corporation	Common Stock 805 shares	61,615
El Paso Corporation	Common Stock 4,216 shares	58,012
AT&T Inc.	Common Stock 1,950 shares	57,291
Total SA	Common Stock 1,065 shares	56,956
Ameriprise Financial Inc.	Common Stock 989 shares	56,917
PNC Financial Services Group	Common Stock 925 shares	56,166
Covidien PLC	Common Stock 1,213 shares	55,386
Northrop Grumman Corporation	Common Stock 854 shares	55,322
State Street Corporation	Common Stock 1,174 shares	54,403
Citigroup Inc.	Common Stock 11,396 shares	53,903
PepsiCo Inc.	Common Stock 796 shares	52,003
Vodafone Group PLC	Common Stock 1,953 shares	51,618
Air Products & Chemical Inc.	Common Stock 560 shares	50,932
Chevron Corporation	Common Stock 556 shares	50,735
Siemens AG	Common Stock 408 shares	50,694
Merck & Company Inc.	Common Stock 1,370 shares	49,375
Pfizer Inc.	Common Stock 2,762 shares	48,363
Legg Mason Inc.	Common Stock 1,330 shares	48,239
Applied Materials Inc.	Common Stock 3,432 shares	48,220
UnitedHealth Group Inc.	Common Stock 1,334 shares	48,171
Medtronic Inc.	Common Stock 1,266 shares	46,956
Sanofi-Aventis	Common Stock 1,423 shares	45,863
CenturyTel Inc.	Common Stock 974 shares	44,970
CVS Caremark Corporation	Common Stock 1,265 shares	43,984
Coca-Cola Enterprises Inc.	Common Stock 1,752 shares	43,853
Honeywell International Inc.	Common Stock 821 shares	43,644
Consol Energy Inc.	Common Stock 891 shares	43,427
Discover Financial Services	Common Stock 2,304 shares	42,693
Cisco Systems Inc.	Common Stock 2,089 shares	42,260
Travelers Companies Inc.	Common Stock 738 shares	41,114
Procter & Gamble Company	Common Stock 639 shares	41,107
Weyerhaeuser Company	Common Stock 2,158 shares	40,851
US Bancorp	Common Stock 1,513 shares	40,806

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Bristol-Myers Squibb Company	Common Stock 1,521 shares	40,276
eBay Inc.	Common Stock 1,446 shares	40,242
Bank of New York Mellon Corporation	Common Stock 1,331 shares	40,196
MetLife Inc.	Common Stock 860 shares	38,218
Norfolk Southern Corporation	Common Stock 602 shares	37,818
Johnson Controls Inc.	Common Stock 989 shares	37,780
Owens-Illinois Inc.	Common Stock 1,230 shares	37,761
Lowe’s Companies Inc.	Common Stock 1,479 shares	37,093
Unum Group	Common Stock 1,525 shares	36,936
PPL Corporation	Common Stock 1,400 shares	36,848
Kellogg Company	Common Stock 720 shares	36,778
Calpine Corporation	Common Stock 2,749 shares	36,672
Fifth Third Bancorp	Common Stock 2,497 shares	36,656
Public Service Enterprise Group Inc.	Common Stock 1,142 shares	36,327
Conagra Foods Inc.	Common Stock 1,571 shares	35,473
Omnicom Group Inc.	Common Stock 750 shares	34,350
CBS Corporation Class B	Common Stock 1,782 shares	33,947
Viacom Inc. Class B	Common Stock 828 shares	32,797
Stanley Black & Decker Inc.	Common Stock 489 shares	32,699
Gap Inc.	Common Stock 1,455 shares	32,214
Harman International Industries Inc.	Common Stock 676 shares	31,299
Estee Lauder Companies Inc. Class A	Common Stock 380 shares	30,666
Foster Wheeler Ltd.	Common Stock 828 shares	28,583
ABB Ltd.	Common Stock 1,259 shares	28,265
AOL Inc.	Common Stock 1,112 shares	26,366
Alere Inc.	Common Stock 710 shares	25,986
DIRECTV Class A	Common Stock 647 shares	25,835
Hewlett-Packard Company	Common Stock 567 shares	23,871
General Motors Company	Common Stock 600 shares	22,116
Vulcan Materials Company	Common Stock 491 shares	21,781
Goodyear Tire & Rubber Company	Common Stock 1,538 shares	18,225

Total Large Cap Value Asset Class			3,608,782

Real Estate Investment Trust (REIT) Asset Class:
Vanguard Specialized Portfolios REIT Index Fund Institutional Class	Mutual Fund 269,131 units	3,267,250
Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 319,258 units	319,258

Total Real Estate Investment Trust (REIT) Asset Class			3,586,508

Participant Self-Directed Accounts	Various investments		343,194

Small-Mid Cap Growth Asset Class:
Northern Trust Collective Russell 2000 Growth Index Fund - Non-Lending*	Common Collective Trust 618 units	93,814
Skyworks Solutions Inc.	Common Stock 2,159 shares	61,812

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Roper Industries Inc.	Common Stock 529 shares	40,431
Riverbed Technology Inc.	Common Stock 1,002 shares	35,240
Rovi Corporation	Common Stock 491 shares	30,447
Reald Inc.	Common Stock 1,136 shares	29,445
Green Mountain Coffee Roasters	Common Stock 870 shares	28,588
Affiliated Managers Group Inc.	Common Stock 285 shares	28,278
Ametek Inc.	Common Stock 719 shares	28,201
United Natural Foods Inc.	Common Stock 738 shares	27,070
Entropic Communications Inc.	Common Stock 2,040 shares	24,643
Portfolio Recovery Associates Inc.	Common Stock 326 shares	24,515
Shutterfly Inc.	Common Stock 694 shares	24,311
Under Armor Inc.	Common Stock 427 shares	23,417
Rowan Companies Inc.	Common Stock 647 shares	22,587
Acme Packet Inc.	Common Stock 408 shares	21,689
Transdigm Group Inc.	Common Stock 299 shares	21,531
SBA Communications Corporation Class A	Common Stock 509 shares	20,838
Ultimate Software Group Inc.	Common Stock 407 shares	19,792
Cooper Companies Inc.	Common Stock 347 shares	19,550
LogMeIn Inc.	Common Stock 440 shares	19,510
Cargo Ceramics Inc.	Common Stock 186 shares	19,258
MSCI Inc. Class A	Common Stock 492 shares	19,168
Martin Marietta Materials Inc.	Common Stock 202 shares	18,632
Sothebys Holdings Inc. Class A	Common Stock 405 shares	18,225
Finisar Corporation	Common Stock 606 shares	17,992
IPC The Hospitalist Company Inc.	Common Stock 450 shares	17,555
Aruba Networks Inc.	Common Stock 840 shares	17,539
Vitamin Shoppe Inc.	Common Stock 515 shares	17,325
GSI Commerce Inc.	Common Stock 727 shares	16,866
Cavium Networks Inc.	Common Stock 437 shares	16,466
Monster Worldwide Inc.	Common Stock 685 shares	16,187
Atmel Corporation	Common Stock 1,313 shares	16,176
Chipotle Mexican Grill Inc.	Common Stock 76 shares	16,162
Robbins & Myers Inc.	Common Stock 446 shares	15,958
Wesco International Inc.	Common Stock 296 shares	15,629
HMS Holdings Corporation	Common Stock 240 shares	15,545
Gartner Inc.	Common Stock 468 shares	15,538
Verifone Systems Inc.	Common Stock 390 shares	15,038
Brigham Exploration Company	Common Stock 548 shares	14,928
SXC Health Solutions Corporation	Common Stock 344 shares	14,744
BE Aerospace Inc.	Common Stock 384 shares	14,220
Esco Technologies Inc.	Common Stock 375 shares	14,190
Zoll Medical Corporation	Common Stock 373 shares	13,887
Lufkin Industries Inc.	Common Stock 220 shares	13,726
CB Richard Ellis Group Inc. Class A	Common Stock 669 shares	13,701
Air Methods Corporation	Common Stock 242 shares	13,617

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Home Inns & Hotels Management Inc.	Common Stock 331 shares	13,558
Netlogic Microsystems Inc.	Common Stock 431 shares	13,538
Lululemon Athletica Inc.	Common Stock 190 shares	13,000
Acuity Brands Inc	Common Stock 223 shares	12,860
Fossil Inc.	Common Stock 179 shares	12,616
Forest Oil Corporation	Common Stock 326 shares	12,378
OpenTable Inc.	Common Stock 173 shares	12,193
Andigics Inc.	Common Stock 1,754 shares	12,155
Graftech International Ltd.	Common Stock 612 shares	12,142
AthenaHealth Inc.	Common Stock 292 shares	11,966
Cinemark Holdings Inc.	Common Stock 684 shares	11,792
Albemarle Corporation	Common Stock 210 shares	11,714
Netsuite Inc.	Common Stock 463 shares	11,575
Emulex Corporation	Common Stock 943 shares	10,995
Northern Oil & Gas Inc.	Common Stock 401 shares	10,911
Ulta Salon Cometics & Fragrance Inc	Common Stock 319 shares	10,846
Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 10,789 units	10,791
VanceInfo Technologies Inc.	Common Stock 310 shares	10,707
Oasis Petroleum Inc.	Common Stock 387 shares	10,495
Higher One Holdings Inc.	Common Stock 515 shares	10,418
Hub Group Inc. Class A	Common Stock 296 shares	10,401
Tenneco Inc.	Common Stock 252 shares	10,372
Astec Industries Inc.	Common Stock 319 shares	10,339
Synchronoss Technologies Inc.	Common Stock 384 shares	10,257
SuccessFactors Inc.	Common Stock 351 shares	10,165
Triumph Group Inc.	Common Stock 109 shares	9,746
WebMD Health Corporation	Common Stock 188 shares	9,599
Polypore International Inc.	Common Stock 235 shares	9,572
Steven Madden Ltd.	Common Stock 228 shares	9,512
Hibbett Sports Inc.	Common Stock 253 shares	9,336
Constant Contact Inc.	Common Stock 301 shares	9,328
Perkinelmer Inc.	Common Stock 350 shares	9,037
MICROS Systems Inc.	Common Stock 204 shares	8,947
NxStage Medical Inc.	Common Stock 350 shares	8,708
Heico Corporation	Common Stock 170 shares	8,675
Igate Corporation	Common Stock 412 shares	8,121
American Superconductor Corporation	Common Stock 278 shares	7,948
Blackboard Inc.	Common Stock 184 shares	7,599
IDEX Corporation	Common Stock 179 shares	7,002
Triquint Semiconductor Inc.	Common Stock 597 shares	6,979
Fresh Market Inc.	Common Stock 166 shares	6,839
51job Inc.	Common Stock 138 shares	6,797
Nu Skin Enterprises Inc. Class A	Common Stock 202 shares	6,113
Advisory Board Company	Common Stock 119 shares	5,668

Total Small-Mid Cap Growth Asset Class			1,507,691

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Small-Mid Cap Value Asset Class:
Northern Trust Collective Russell 2000 Value Index Fund - Non-Lending*	Common Collective Trust 9,187 units	1,383,843
Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 597,742 units	597,740
Griffon Corporation	Common Stock 14,600 shares	186,003
CA Inc.	Common Stock 7,600 shares	185,743
Valassis Communications Inc.	Common Stock 5,600 shares	181,159
Elizabeth Arden Inc.	Common Stock 7,850 shares	180,628
Bob Evans Farms Inc.	Common Stock 5,450 shares	179,632
Globe Specialty Metals Inc.	Common Stock 6,500 shares	175,685
Con-Way Inc.	Common Stock 4,300 shares	157,251
Gap Inc.	Common Stock 6,900 shares	152,766
Graftech International Ltd.	Common Stock 6,750 shares	151,776
Arrow Electronics Inc.	Common Stock 4,250 shares	145,563
Celanese Corporation Series A	Common Stock 3,500 shares	144,095
Teradyne Inc.	Common Stock 10,050 shares	141,102
Avnet Inc.	Common Stock 4,250 shares	140,378
The Jones Group Inc.	Common Stock 6,300 shares	139,549
MI Developments Inc.	Common Stock 4,900 shares	132,790
MDC Partners Inc. Class A	Common Stock 7,590 shares	131,079
Coherent Inc.	Common Stock 2,900 shares	130,906
Hormel Foods Corporation	Common Stock 2,550 shares	130,713
Portland General Electric Company	Common Stock 4,000 shares	126,077
Geo Group Inc.	Common Stock 5,000 shares	123,300
Valeant Pharmaceuticals International Inc.	Common Stock 4,350 shares	123,062
Brocade Communications Systems Inc.	Common Stock 23,250 shares	122,993
Kinetic Concepts Inc.	Common Stock 2,900 shares	121,452
Circor International Inc.	Common Stock 2,850 shares	120,498
XL Group PLC	Common Stock 5,500 shares	120,010
Edison International	Common Stock 3,100 shares	119,660
Northgate Minerals Corporation	Common Stock 36,000 shares	115,200
Safeway Inc.	Common Stock 5,100 shares	114,699
Belden Inc.	Common Stock 3,100 shares	114,142
Cobalt International Energy Inc.	Common Stock 9,300 shares	113,553
Meadowbrook Insurance Group Inc.	Common Stock 11,020 shares	112,955
Forestar Group Inc.	Common Stock 5,700 shares	110,010
Tyco Electronics Ltd.	Common Stock 3,100 shares	109,740
Stancorp Financial Group Inc.	Common Stock 2,350 shares	106,079
Denbury Resources Inc.	Common Stock 5,450 shares	104,041
Manpower Inc.	Common Stock 1,600 shares	100,416
Chiquita Brands International Inc.	Common Stock 7,120 shares	99,822
Western Alliance Bancorporation	Common Stock 13,450 shares	98,992
Great Plains Energy Inc.	Common Stock 5,100 shares	98,889
Acergy SA	Common Stock 4,000 shares	97,360

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

SM Energy Company	Common Stock 1,650 shares	97,235
RehabCare Group Inc.	Common Stock 4,080 shares	96,696
Regions Financial Corporation	Common Stock 13,800 shares	96,600
Keycorp	Common Stock 10,800 shares	95,580
People’s United Financial Inc.	Common Stock 6,800 shares	95,268
Reliance Steel & Aluminum Company	Common Stock 1,800 shares	91,980
Reinsurance Group of America Inc.	Common Stock 1,700 shares	91,307
Discover Financial Services	Common Stock 4,900 shares	90,797
Texas Capital Bancshares Inc.	Common Stock 4,250 shares	90,398
CNO Financial Group Inc.	Common Stock 13,300 shares	90,174
NXP Semiconductors	Common Stock 4,300 shares	89,999
Temple-Inland Inc.	Common Stock 4,200 shares	89,208
Super Valu Inc.	Common Stock 9,200 shares	88,596
Treehouse Foods Inc.	Common Stock 1,725 shares	88,130
Rent-A-Center Inc.	Common Stock 2,700 shares	87,156
Gardner Denver Inc.	Common Stock 1,250 shares	86,025
Scorpio Tankers Inc.	Common Stock 8,490 shares	85,834
Sun Trust Banks Inc.	Common Stock 2,900 shares	85,579
Genworth Financial Inc. Class A	Common Stock 6,500 shares	85,410
FTI Consulting Inc.	Common Stock 2,230 shares	83,134
Aurizon Mines Ltd.	Common Stock 11,100 shares	81,252
King Pharmaceuticals Inc.	Common Stock 5,700 shares	80,085
PHH Corporation	Common Stock 3,400 shares	78,710
Stone Energy Corporation	Common Stock 3,500 shares	78,015
ON Semiconductor Corporation	Common Stock 7,800 shares	77,064
Inverness Medical Innovations Inc.	Common Stock 2,060 shares	75,396
Aegean Marine Petroleum Network Inc.	Common Stock 7,170 shares	74,783
J.C. Penney Company Inc.	Common Stock 2,300 shares	74,313
Allied World Assurance Company Holdings	Common Stock 1,250 shares	74,300
Fifth Third Bancorp	Common Stock 5,000 shares	73,400
Northwest Bancshares Inc.	Common Stock 6,100 shares	71,736
Harsco Corporation	Common Stock 2,400 shares	67,968
Cathay General Bancorp Inc.	Common Stock 4,000 shares	66,800
Goodyear Tire & Rubber Company	Common Stock 5,600 shares	66,360
Arris Group Inc.	Common Stock 5,900 shares	66,198
Orbital Sciences Corporation	Common Stock 3,800 shares	65,094
Intrepid Potash Inc.	Common Stock 1,700 shares	63,393
Hanover Insurance Group Inc.	Common Stock 1,350 shares	63,072
ICU Medical Inc.	Common Stock 1,710 shares	62,415
Digital River Inc.	Common Stock 1,790 shares	61,612
Del Monte Foods Company	Common Stock 3,270 shares	61,476
Wausau Paper Corporation	Common Stock 7,100 shares	61,131
Hartford Financial Services Group Inc.	Common Stock 2,300 shares	60,927
Aspen Insurance Holdings	Common Stock 2,050 shares	58,671
Embraer SA	Common Stock 1,900 shares	55,860

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Wesco International Inc.	Common Stock 1,050 shares	55,440
Allstate Corporation	Common Stock 1,700 shares	54,196
Delphi Financial Group Inc. Class A	Common Stock 1,870 shares	53,931
Wabash National Corporation	Common Stock 4,470 shares	52,970
Digi International Inc.	Common Stock 4,700 shares	52,170
Royal Gold Inc.	Common Stock 950 shares	51,899
Swift Transportation Company Class A	Common Stock 4,130 shares	51,666
Libbey Inc.	Common Stock 3,330 shares	51,515
Assisted Living Concepts Inc. Class A	Common Stock 1,570 shares	51,072
FBR Capital Markets Corporation	Common Stock 13,360 shares	51,035
Middleby Corporation	Common Stock 600 shares	50,652
Aeroflex Holding Corporation	Common Stock 3,030 shares	49,844
Tutor Perini Corporation	Common Stock 2,230 shares	47,744
Boston Private Financial Holdings Inc.	Common Stock 7,200 shares	47,160
Capital One Financial Corporation	Common Stock 1,100 shares	46,816
Timken Company	Common Stock 950 shares	45,344
CDC Software Corporation	Common Stock 7,130 shares	44,776
Assurant Inc.	Common Stock 1,150 shares	44,298
Radian Group Inc.	Common Stock 5,320 shares	42,932
Validus Holding Ltd.	Common Stock 1,400 shares	42,854
Petroquest Energy Inc.	Common Stock 5,650 shares	42,545
Hackett Group Inc.	Common Stock 12,000 shares	42,120
Viewpoint Financial Group Inc.	Common Stock 3,588 shares	41,944
Highwoods Properties Inc.	Common Stock 1,300 shares	41,405
Lorillard Inc.	Common Stock 500 shares	41,030
Teleflex Inc.	Common Stock 760 shares	40,896
Accuray Inc.	Common Stock 6,030 shares	40,703
Penske Automotive Group Inc.	Common Stock 2,290 shares	39,892
WSFS Financial Corporation	Common Stock 830 shares	39,375
National Penn Bancshares Inc.	Common Stock 4,890 shares	39,267
Airtran Holdings Inc.	Common Stock 5,310 shares	39,241
Nelnet Inc. Class A	Common Stock 1,650 shares	39,089
SCBT Financial Corporation	Common Stock 1,180 shares	38,645
Ciber Inc.	Common Stock 8,240 shares	38,563
Home Bancshares Inc.	Common Stock 1,750 shares	38,553
National Semiconductor Corporation	Common Stock 2,800 shares	38,528
Brown Shoe Company Inc.	Common Stock 2,750 shares	38,308
Willis Group Holdings	Common Stock 1,100 shares	38,093
Maiden Holdings Ltd.	Common Stock 4,780 shares	37,571
Matrix Service Company	Common Stock 2,990 shares	36,418
Synovus Financial Corporation	Common Stock 13,700 shares	36,168
Beacon Roofing Supply Inc.	Common Stock 1,980 shares	35,383
Packaging Corporation of America	Common Stock 1,350 shares	34,884
Washington Real Estate Investment Trust	Common Stock 1,100 shares	34,089
Campus Crest Communities Inc.	Common Stock 2,370 shares	33,227

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Alterra Capital Holdings Inc.	Common Stock 1,530 shares	33,109
Starwood Property Trust Inc.	Common Stock 1,540 shares	33,079
Celadon Group Inc.	Common Stock 2,220 shares	32,834
Providence Service Corporation	Common Stock 2,040 shares	32,783
First Horizon National Corporation	Common Stock 2,659 shares	31,323
Magna International Inc. Class A	Common Stock 600 shares	31,200
UIL Corporation	Common Stock 1,020 shares	30,559
Simmons First National Corporation Class A	Common Stock 1,050 shares	29,925
Chimera Investment Corporation	Common Stock 7,230 shares	29,715
Casual Male Retail Group Inc.	Common Stock 6,240 shares	29,578
Renasant Corporation	Common Stock 1,720 shares	29,085
Colbs Mckinnon Corporation NY	Common Stock 1,400 shares	28,448
Bancorp Rhode Island Inc.	Common Stock 970 shares	28,217
THL Credit Inc.	Common Stock 2,150 shares	27,972
Medical Action Industries Inc.	Common Stock 2,910 shares	27,878
Interpublic Group Companies Inc.	Common Stock 2,600 shares	27,612
American Campus Communities Inc.	Common Stock 860 shares	27,314
RTI International Metals Inc.	Common Stock 1,000 shares	26,980
Newpark Resources Inc.	Common Stock 4,360 shares	26,858
Stealthgas Inc.	Common Stock 3,350 shares	26,700
Goodrich Petroleum Corporation	Common Stock 1,430 shares	25,225
Plantronics Inc.	Common Stock 650 shares	24,193
Lakeland Industries Inc.	Common Stock 2,650 shares	23,188
Generac Holdings Inc.	Common Stock 1,430 shares	23,123
Chatham Lodging Trust	Common Stock 1,340 shares	23,115
Stifel Financial Corporation	Common Stock 365 shares	22,645
Trinity Industries Inc.	Common Stock 840 shares	22,352
Alliant Techsystems Inc.	Common Stock 300 shares	22,329
Exactech Inc.	Common Stock 1,180 shares	22,208
Dole Food Company Inc.	Common Stock 1,630 shares	22,021
Novell Inc.	Common Stock 3,700 shares	21,904
Terex Corporation	Common Stock 700 shares	21,728
Approach Resources Inc.	Common Stock 930 shares	21,483
Zimmer Holdings Inc.	Common Stock 400 shares	21,472
PPL Corporation	Common Stock 800 shares	21,056
Harley Davidson	Common Stock 600 shares	20,802
America’s Car-Mart Inc.	Common Stock 760 shares	20,581
Pool Corporation	Common Stock 910 shares	20,511
Neutral Tandem Inc.	Common Stock 1,400 shares	20,216
Symantec Corporation	Common Stock 1,200 shares	20,088
Zoran Corporation	Common Stock 2,280 shares	20,064
RPM International Inc.	Common Stock 900 shares	19,890
Shoe Carnival Inc.	Common Stock 710 shares	19,170
California Water Service Group	Common Stock 500 shares	18,635
Dupont Fabros Technical Inc. REIT	Common Stock 870 shares	18,505

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Granite Construction Inc.	Common Stock 670 shares	18,378
Lifepoint Hospitals Inc.	Common Stock 500 shares	18,375
Vectren Corporation	Common Stock 710 shares	18,020
Nicor Inc.	Common Stock 360 shares	17,971
Mantech International Corporation Class A	Common Stock 430 shares	17,772
Westar Energy Inc.	Common Stock 700 shares	17,612
Essa Bancorp Inc.	Common Stock 1,330 shares	17,583
PPG Industries Inc.	Common Stock 200 shares	16,814
United Financial Bancorp Inc.	Common Stock 1,100 shares	16,797
Home Federal Bancorp Inc.	Common Stock 1,360 shares	16,687
Kennedy-Wilson Holdings Inc.	Common Stock 1,620 shares	16,184
Encore Bancshares Inc.	Common Stock 1,410 shares	14,467
New Frontier Media Inc.	Common Stock 8,240 shares	14,090
Air Transport Services Group Inc.	Common Stock 1,680 shares	13,272
AMN Healthcare Services Inc.	Common Stock 1,990 shares	12,219
UGI Corporation	Common Stock 380 shares	12,000
Bridgepoint Education Inc.	Common Stock 570 shares	10,830
Graham Packaging Company Inc.	Common Stock 800 shares	10,432
US Airways Group Inc.	Common Stock 1,030 shares	10,310
Healthways Inc.	Common Stock 920 shares	10,267
Delek US Holdings Inc.	Common Stock 1,400 shares	10,192
Global Geophysical Services	Common Stock 980 shares	10,172
Republic Airways Holdings Inc.	Common Stock 1,300 shares	9,516
LECG Corporation	Common Stock 6,640 shares	9,163
Geomet Inc.	Common Stock 7,710 shares	8,867
Global Power Equipment Group Inc.	Common Stock 370 shares	8,584
Gomet Inc.	Common Stock 691 shares	7,147
Buckeye Technologies Inc.	Common Stock 340 shares	7,143
eResearch Technology Inc.	Common Stock 940 shares	6,909
Electronics For Imaging Inc.	Common Stock 340 shares	4,865
Mistras Group Inc.	Common Stock 340 shares	4,583
Great American Group Inc.	Common Stock 7,930 shares	3,886
Global Indemnity PLC	Common Stock 160 shares	3,272
Capitol Federal Financial Inc.	Common Stock 100 shares	1,191

Total Small-Mid Cap Value Asset Class			14,243,982

Small-Mid Cap Index Asset Class:
Blackrock Extended Equity Market Fund F*	Common Collective Trust 175,515 units	5,049,573
Northern Trust Collective Extended Equity Market Index Fund - Lending*	Common Collective Trust 1,028 units	317,391

Total Small-Mid Cap Index Asset Class			5,366,964

Notes Receivable from Participants*	Interest rates 4.25% - 12.66%		12,248,971

			$152,248,868

* Indicates party-in-interest

Supplemental Schedule
The Retirement and Savings Plan for Amgen Manufacturing, Limited
EIN: 98-0210484 Plan: #001
December 31, 2010
Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

		Proceeds of
Identity of Issue	Description of Investment	Dispositions

Henkel AG & Company	Preferred Stock 1,850 shares	$105,094
Compass Group	Common Stock 10,540 shares	90,380
Oversea-Chinese Banking Corporation	Common Stock 11,350 shares	78,705
Air Liquide	Common Stock 629 shares	77,083
SAP AG	Common Stock 1,430 shares	74,658
Mitsui O.S.K. Lines	Common Stock 10,000 shares	65,047
SABMiller PLC	Common Stock 1,950 shares	62,301
Rolls Royce Group	Common Stock 6,420 shares	61,897
Wolseley	Common Stock 2,350 shares	49,278
Carnival PLC	Common Stock 1,400 shares	49,251
Canadian Natural Resources	Common Stock 1,500 shares	49,210
Lloyds Banking Group Ltd.	Common Stock 42,780 shares	47,272
Rogers Communications Inc. Class B	Common Stock 1,300 shares	47,267
Adecco SA	Common Stock 980 shares	46,563
Tenaris SA	Common Stock 2,200 shares	45,233
Central Japan Railway Company	Common Stock 6 shares	44,851
Yamaha Motor Company	Common Stock 3,000 shares	44,064
Nitto Denko Corporation	Common Stock 1,100 shares	42,455
Wesfarmers Ltd.	Common Stock 1,620 shares	40,911
Toronto-Dominion Bank	Common Stock 550 shares	40,387
China Mobile Ltd.	Common Stock 4,000 shares	40,097
BG Group PLC	Common Stock 2,230 shares	36,639
Yara International	Common Stock 1,000 shares	35,129
InterContinental Hotels Group	Common Stock 1,900 shares	33,971
Nidec Corporation	Common Stock 400 shares	33,750
Makita Corporation	Common Stock 1,000 shares	31,366
Mediaset SpA	Common Stock 5,330 shares	30,588
Alfa Laval AB	Common Stock 1,560 shares	27,545
Olympus Corporation	Common Stock 1,000 shares	26,496
Rhodia	Common Stock 940 shares	25,389
Keyence Corporation	Common Stock 100 shares	22,193
Bank of China Hong Kong Holdings	Common Stock 9,500 shares	21,879
Charoen Pok Foods	Common Stock 40,200 shares	21,368
Petrobakken Energy Company Class A	Common Stock 1,100 shares	20,290
NSK Ltd.	Common Stock 3,000 shares	19,089
Incitec Pivot	Common Stock 6,650 shares	16,307
Indorama Ventures	Common Stock 4,200 shares	5,111

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing, Limited (Name of Plan)
Date: June 23, 2011	By:	/s/ JONATHAN M. PEACOCK
Jonathan M. Peacock
Executive Vice President and Chief Financial Officer Amgen Manufacturing, Limited

THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1